Exhibit 4.4

Record of Agreement

On 27 November 2023 a hybrid meeting is held at the Bari offices of the Confederation of Italian Industry (Confindustria) between:

Natuzzi S.p.A., represented by Mario de Gennaro, Director of Human Resources Organization and Legal WW, Maria Patrizia Ragazzo, Trade Union Relations and HRBP Italy Manufacturing, Flavio Barile, HRBP Corporate, and Leonardo Lamanna, HR Operations and Labor Cost, assisted by Mr. Giuseppe Bisceglie of the Bari chapter of Confindustria;

•
the FENEAL UIL trade union: represented by Mauro Franzolini, Mina Paolicelli and Saverio Loiudice;
•
the FILCA CISL trade union: represented by Claudio Sottile, Margherita Dell'Otto and Antonio Delle Noci;
•
the FILLEA CGIL trade union: represented by Tatiana Fazi, Angelo Vaccaro and Ignazio Marcello Savino;
•
•
all the local branches and unitary trade union representative bodies (RSU) / single trade union representative bodies (RSA) of Puglia and Basilicata of the FENEAL UIL, FILCA CISL and FILLEA CGIL trade union organizations;

to continue the discussion related to the implementation of the new Natuzzi Group 2022-2026 Business Plan, already illustrated by the Company at the Crisis Round Table held at Ministry for Economic Development (MISE) in the presence of all the social partners and government representatives involved and in particular to discuss the Solidarity Agreement referred to in the agreement of 4 November 2021 and the subsequent one of 24 October 2023.

WHEREAS

Natuzzi S.p.A. operates in the furniture industry and exports 90% of its sales to 123 countries. The registered office is located in Santeramo in Colle (BA) and the Company operates plants and has offices located in the provinces of Bari, Matera, Taranto and Milan.

Specifically, in Italy, the Company is classified by the National Social Security Institution (INPS) as belonging to the industrial sector, and operates with the following production units, whose workforce as of 31 October 2023 – leaving aside 29 executives – is set out in the table hereunder for each of the said production units:

Production Unit	Address	FIRST-LINE MANAGERS	OFFICE WORKERS	INTERMEDIATE WORKERS	FACTORY WORKERS	Total
Santeramo in Colle (BA)	Via lazzitiello 47	87	267	13	90	457

Santeramo in Colle lBA)	SS 271 per Matera Km 50,200	1	8	13	249	271
Milan (MI)	Via Durini 24	2	4			6
Matera (MT)	Via Appia Antica S.C. Km 13,500	2	5	9	179	195
Matera (MT)	Zona lndustriale Località La Martella	1	14	4	75	94
Laterza (TA)	C.da Madonna delle Grazie	2	20	26	370	418
Altamura	Graviscella	1	11	28	405	445
Total		96	329	93	1,368	1,886

The employment relationship of factory workers, intermediate workers and first-line managers in Natuzzi S.p.A. is governed by the national collective bargaining agreement for employees of companies in the wood sector (1,562 employees) and the national collective bargaining agreement for employees of companies in the tertiary, distribution and services sector (324 employees).

Natuzzi has long been engaged in industrial and commercial redesign initiatives aimed at increasing competitiveness and maintaining its position on the market and consequently safeguarding employment levels.

That path has entailed and is entailing important actions in terms of industrial upgrading from a digital standpoint, aimed also at valuing eco-sustainability and shifting the Italian living room industry to “high-end” production, in order to meet the needs of the market that recognizes “Made in Italy” as having a higher added value in connection with a quality and design that is greater than the commercial average.

Functional to this objective is thus the specialization of production and the necessary training (reskilling and upskilling) of the workforce, as well as the hiring of new workers with distinctive skills missing within the Company and required for the ongoing process of reconversion.

For this reason, from the aforementioned perspective of relaunching the business in manufacturing and commercial terms and gradually solving structural overstaffing, on 2 March 2022 Natuzzi provided the government and all of the trade union organizations with its 2022-2026 Business Plan that is developed in accordance with the following guidelines:

1.
refocusing of the organization to enhance the global value of the brands with recognition, in the value chain for the consumer, of the “Puglian” dimension and craftsmanship of Natuzzi brands;
2.
strong investment in retail, both directly-owned stores and franchising, in order to support a growth in sales volumes and awareness, i.e. the conscious sharing by consumers of the Company’s values;
3.
rightsizing, i.e. organizational reorganization with the reskilling of internal human resources and the hiring of workers with the missing skills that cannot be acquired through retraining processes;
4.
boosting of e-commerce as part of a multi-channel approach;
5.
regaining competitiveness through investments in production sites, including for Natuzzi Italia output, in accordance with the new logic of Factory 4.0;

6.
strengthening of corporate social responsibility initiatives with particular reference to issues of safety in the workplace, environmental protection and the welfare of workers, as always in a logic of general sustainability of the business.

The new Factory 4.0 model – mentioned in point 5 above – has multiple elements with the potential to improve various production factors:

a)
it is strongly industrial in nature, through a refocusing of activities toward the Company's core business at a time of shrinking markets and demand for Italian products;
b)
it is managerial, through defensive action and the preservation of economic resources that must be centered on conservation, consolidation and business continuity;
c)
it is innovative, designed with Lean Manufacturing in mind, and assumes strategic importance in that it will achieve very competitive production processes that will enable the production in Italy of lines currently excluded by cost differentials, all to the advantage of additional production areas;
d)
it implements advanced prevention and protection models in a logic of a Total Safety System, focusing not only on “mandatory” safety issues, but intervening with the support of greater automation in order to improve the ergonomic conditions of workers;
e)
it is aimed at greater environmental protection through the constant search for the use of environmentally friendly materials with a view to a circular economy.

Within the framework of the dialogue and discussions that have been underway for some time, the Company has informed the government and social partners that it has set itself the objective of avoiding traumatic solutions in managing structural overstaffing through recourse to tools supporting restructuring programs (Agreements of 6, 7 and 11 April 2022, which are which are incorporated herein by reference and form an integral part hereof).

As far back as 2021, moreover, the Parties had discussed equipping Natuzzi with the right tools to manage the human resources surplus and to enable the Company to utilize a detailed and diversified method of application of the provisions of Legislative Decree No. 148/2015 as amended in order to ensure that the relevant social safety net measures were consistent with the different ways in which action would be taken in various business areas.

To this end, on 19 October 2021 the Company initiated the procedure pursuant to Article 24 of Legislative Decree No. 148/20015 to enter into a 2-year solidarity agreement for the so-called “living room area” and the corporate department.

The Parties embarked on an intense discussion on this issue, which concluded with the signing of the agreement of 4 November 2021, incorporated by reference herein and forming an integral part hereof.

As a result, Natuzzi proceeded to implement the Solidarity Agreement for a total of 1,489 affected workers, with an average monthly reduction of 40% in working hours, a maximum number of workers that can be simultaneously involved of 595FTE and a maximum individual reduction of 70% in working hours.

The said Solidarity Agreement was due to expire on 7 November 2023 but, as there were technical and organizational reasons as well as market needs that made an extension thereof necessary, on 24 October 2023 the Parties proceeded – in compliance with the law – to extend the term thereof until 31 December 2023.

The reasons for that decision were connected to a sharp fall in orders that made it impossible for the production plants and support services to operate regularly. This was mainly due to the general inflationary environment affecting the global economy primarily due to international tensions and associated higher energy costs. Another cause was a reduced propensity by consumers to purchase durable goods, who in such a scenario and after the Covid pandemic have preferred to spend on travel and entertainment.

This situation, which was serious for the entire industry, hit Natuzzi in the midst of its ongoing reorganization process and heightened the need for tools to support that process and the retraining of surplus workers.

Despite the seriousness of the reasons described above, the Parties chose only a short extension so as to also facilitate a temporary realignment mechanism with another human resources management tool in place in the group, namely an extended special short-time work scheme pursuant to Article 44(11-ter) adopted in other production units.

The above was due to the fact that the Parties had previously reached a detailed understanding on an early retirement agreement pursuant to Article 41 of Legislative Decree No. 148/2015 as amended. That agreement, signed on 11 July 2023 at the Ministry of Labor, is in being implemented as regards the redundancy plan specified therein but provides for the application of a short-time working scheme under Article 41(7) of Law Decree No. 148/20015 as amended starting from 1 January 2024.

That said, in the agreement of 24 October 2023 the Parties undertook to open discussions by the end of November 2023 to consider a further extension of the Solidarity Agreement entered into through the said agreement. They did so in view of the need to intervene where the continuation of unfavorable market situations and a consequent flow of orders lower than that taken into account for the agreement of 11 April 2023 would require recourse to additional support measures.

The current context now makes it crucial to proceed in that direction against the backdrop of a business situation that, although slightly improving, still appears far from the volumes hoped for last July.

Moreover, in the Group’s detailed Business Plan, a fundamental element is the investment program linked to the Development Contract signed with Invitalia and which envisages important measures at the Jesce 1, Jesce 2 and Laterza plants and at the Matera La Martella warehouse.

The sequence of those investments will result in a need to freeze the Company’s production capacity with a consequent recourse, during the period of implementation of the investments themselves, to suspensions of working hours that will reach levels in individual production units even higher than those witnessed so far.

In light of the above, on 20 November 2023 Natuzzi – by registered mail hand delivered to the trade union organizations listed in the caption above – gave appropriate notice explaining the reasons described above in order to immediately start discussions on the matter.

Paragraph 10 of Article 41 of Legislative No. Decree 148/2015 as amended establishes that the measures envisaged by that article can be combined with other measures provided for in the Decree as a whole.

THEREFORE

In order to fully endorse the applicability of the Business Plan as outlined above, the Parties agree as follows.

1.
The recitals hereto as well as the agreements of 4 November 2021 and 24 October 2023 form an integral part of this present agreement.
2.
The existing Solidarity Agreement is extended for the production units of Jesce 1, jesce 2, Laterza and Matera La Martella until 3 November 2024 while the expiry date for the units not indicated below remains 31 December 2023.
3.
The human resources involved are set out in the following table:

Production Unit	Address	FIRST-LINE MANAGERS	OFFICE WORKERS	INTERMEDIATE WORKERS	FACTORY WORKERS	Total
Santeramo in Colle (BA)	SS 271 per Matera Km 50,200	1	8	13	249	271
Matera (MT)	Via Appia Antica S.C. Km 13,500	2	5	9	179	195
Matera (MT)	Zona lndustriale Località La Martella	1	14	4	75	94
Laterza (TA)	C.da Madonna delle Grazie	2	20	26	370	418
Total		6	47	52	873	978

4.
The level of reduction in working hours in the period from 1 January 2024 to 3 November 2024 will entail a maximum number of FTE units that can be simultaneously involved of 526 FTE, a maximum individual reduction of 70% in working hours, an average monthly reduction in the entire period of 45% and an actual average monthly reduction of 54%.
5.
The selection criteria, rotation methods and differentiations between various plants, various areas and departments and various divisions remain those established in previous agreements.
6.
As of 4 November 2024 the measures referred to in Article 41(7) of Legislative Decree No. 148/2015 as amended will be initiated for these production units in accordance with the agreement of 11 July 2023.
7.
In the other production units not covered by this present agreement to extend the Solidarity Agreement, the reduction in working hours provided for in the early retirement agreement of 11 July 2023 will be applied, as provided therein starting on 1 January 2024. Apart from individual situations that are governed within the limits provided for the above-mentioned Article 41(7), it will be ensured that the average reduction in working hours implemented will not exceed – in the period from 1 January 2024 to 3 November 2024 – the limits set for the Solidarity Agreement applied in the other production units and indicated in point 4 above. Such without prejudice to the overall limits of the scheme laid down by law and in the agreement of 11 July 2023.

By means of this present agreement the Parties hereby declare the procedure itself pursuant to Article 24 of Legislative Decree No. 148/2015 as amended has been successfully concluded, overcoming any formal defect there may be.

The Company will arrange to forward the documents and application to the Ministry of Labor and INPS for the purposes of the issuance of the relevant decrees and the fulfilment of the operational formalities in this regard.

The Parties also agree on the importance of constantly monitoring the application of this present agreement, which, because of the sophisticated measures on which it is based and the complexity it entails, will ensure compliance with the principle of fairness sought by the Parties over the entire period of its application.

For these reasons, the Company and the unitary trade union representative bodies (RSU) / single trade union representative bodies (RSA) will meet at the level of individual production units on a biweekly basis in order to verify how to implement the agreement and the organizational solutions to facilitate its applicability.

In addition, on a monthly basis, without prejudice to the entire January - early November period, the Company will provide the national, regional and local trade union secretariats and the unitary trade union representative bodies (RSU) / single trade union representative bodies (RSA) with a summary report of the situation recorded in the previous month.

Finally, the Parties confirm the importance of framing this present agreement within the broader discussion on the Business Plan and in particular on the business growth prospects, on the underlying strategies and on the investments in communication and retail that are intended to be implemented to achieve the Group's more overall objectives.

To this end, the Parties agree to meet by next January, with a large delegation from the Company’s side, to present the 2024-2028 Business Plan, which, building on the one already discussed in March 2022, confirms its direction and frames it in the context of the current market outlook.

That discussion will be preparatory to the broader institutional roundtable at the Ministry of Business and Made in Italy (MIMIT), which the Parties believe is essential in any case and which is scheduled to be held by February 2024.

Read, confirmed and signed

National secretariats

FENEAL UIL

FILCA CISL

FILLEA CGIL

Puglia regional secretariats

FENEAL UIL

FILCA CISL

FILLEA CGIL

Basilicata regional secretariats

FENEAL UIL

FILCA CISL

FILLEA CGIL

Local secretariats

FENEAL UIL

FILCA CISL

FILLEA CGIL

RSU/RSA

NATUZZI S.P.A.